CLIFTON STAR RESOURCES INC.

c/o 430 – 580 Hornby Street

Vancouver, B.C. v6C 3B6

905-726-8585

June 26, 2008

CLIFTON RESOURCES INC. ANNOUNCES FINANCING WITH MINERALFIELDS GROUP AND CANCELLATION OF FINANCING

Clifton Star Resources Inc. (“Clifton” or the “Company”) is pleased to announce a non-brokered private placement of up to 100,000 Flow Through Units (each unit consisting of one share and one warrant) at a price of $2.45 per Unit.  Each warrant will be exercisable for a period of twenty-four months from the closing of the private placement at a price of $2.95 per share.

The Company shall issue a finders’ fee payable in shares equal to 5% of the gross proceeds received by the Company and a finders’ option on the same terms as the subscriber’s units equal to 10% of the number of units sold to investors to Limited Market Dealer Inc.

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world.  Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds.  Information about MineralFields Group is available at www.mineralfields.com.  First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

CLIFTON STAR RESOURCES INC.

“Harry Miller”

HARRY MILLER, President

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

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